UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35294

LIBERTY MEDIA 401(k) SAVINGS PLAN

(Full title of the Plan)

LIBERTY MEDIA CORPORATION

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado  80112

(Address of its principal executive office)

REQUIRED  INFORMATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY MEDIA 401(k) SAVINGS PLAN

	By	/s/ Brian J. Wendling
Brian J. Wendling
Vice President and Controller

May 27, 2015

Report of Independent Registered Public Accounting Firm

The Plan Committee

Liberty Media 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Liberty Media 401(k) Savings Plan (the Liberty Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Liberty Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Liberty Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2014 and the Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Liberty Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Liberty Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2014 and the Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Denver, Colorado

May 27, 2015

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Net Assets

Available for Benefits

December 31, 2014 and 2013

	2014	2013
	(amounts in thousands)
Assets
Investments, at fair value:
Series A Liberty Common Stock (notes 2 and 4)	$13,028	60,647
Series C Liberty Common Stock (notes 2 and 4)	25,078	—
Series A Liberty Interactive Common Stock (notes 2 and 4)	33,862	37,631
Series A Liberty Ventures Common Stock (notes 2 and 4)	11,352	9,072
Series A Starz Common Stock (notes 2 and 4)	13,559	14,360
Series A Liberty TripAdvisor Common Stock (notes 2 and 4)	3,554	—
Series A Liberty Broadband Common Stock (notes 2 and 4)	4,612	—
Series C Liberty Broadband Common Stock (notes 2 and 4)	9,030	—
Mutual funds (note 2)	205,243	195,741
Brokeragelink accounts (note 2)	13,382	10,521
Total investments	332,700	327,972

Receivables:
Receivable for unsettled stock transactions	537	—
Notes receivable from participants (notes 1 and 2)	2,109	2,479
Total receivables	2,646	2,479
Total assets	335,346	330,451

Liabilities
Payable for required refund of excess contributions and earnings thereon	(395)	(1,013)
Net assets available for benefits	$334,951	329,438

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Changes in Net Assets

Available for Benefits

Years ended December 31, 2014 and 2013

	2014	2013
	(amounts in thousands)
Additions
Net investment income:
Net appreciation in fair value of investments	$3,889	71,357
Interest and dividend income	13,217	5,751
Total net investment income	17,106	77,108
Interest on notes receivable from participants	98	95
Contributions:
Employer	6,950	7,149
Participant	11,769	11,382
Rollovers	1,057	1,152
Total contributions	19,776	19,683
Total additions to net assets	36,980	96,886
Deductions:
Administrative expenses	(288)	(216)
Refund of excess contributions and earnings thereon	(395)	(1,013)
Distributions to participants	(30,784)	(21,057)
Total deductions	(31,467)	(22,286)

Net increase in net assets available for benefits	5,513	74,600
Net assets available for benefits:
Beginning of year	329,438	254,838
End of year	$334,951	329,438

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)Description of the Liberty Plan

The following description of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") is provided for general information purposes only.  Participants should refer to the Liberty Plan document for more complete information.  The Liberty Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

Through January 11, 2013, the Liberty Plan was sponsored by Liberty Media Corporation.

Effective January 12, 2013, as a result of the Starz Spin-Off transaction described in note 4, the Liberty Plan sponsorship was transferred to, and the Liberty Plan was amended to change the sponsor to Liberty Spinco, Inc. which immediately changed its name to Liberty Media Corporation ("Liberty").

Employees of Starz, which is a separate company from Liberty as a result of the Starz Spin-Off transaction described in note 4, and employees of Starz subsidiaries, continued to participate in the Liberty Plan, the effect of which is that the Liberty Plan is a multiple employer plan.

The Liberty Plan enables participating employees of Liberty and its qualifying subsidiaries as well as employees of Liberty Interactive Corporation and Starz and its subsidiaries to receive an interest in Liberty, Liberty Interactive Corporation and Starz and to receive benefits upon retirement.  Employees of Liberty and certain 80% or more owned subsidiaries of Liberty, and employees of Liberty Interactive Corporation and Starz and its subsidiaries, who are at least 18 years of age are eligible to participate in the Liberty Plan either immediately upon hire or, for certain specified employees, after one year of service (as defined in the Liberty Plan document).

Starz and TruePosition, Inc., a former subsidiary of Liberty (see note 4), ceased being active participating employers in the Liberty Plan effective February 2, 2015 and December 31, 2014, respectively.  During February 2015, the Liberty Plan transferred assets of $163,177,013 and $67,648,942 to the Starz 401(k) Savings Plan and the TruePosition 401(k) Savings Plan, respectively. Additionally, effective January 1, 2015, Starz common stock is a frozen investment in the Liberty Plan, meaning that participants may not make any future contributions (see note 4).

Contributions

Subject to the IRS limitations described below, participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined and/or (ii) after-tax contributions up to 10% of their compensation.  Pursuant to the terms of the Liberty Plan, Liberty and its subsidiaries, Liberty Interactive

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

Corporation and Starz and its subsidiaries may make matching contributions as follows, as approved by the respective management teams:

Maximum match as a % of
% of participant contributions	eligible compensation
100%	10%
100%	6%
50%	4%

All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service ("IRS").  Employee pre-tax contributions were limited to $17,500 in 2014 and 2013.  Combined employee pre-tax, employee after-tax and employer matching contributions per participant (excluding catch-up contributions) were limited to $52,000 and $51,000 in 2014 and 2013, respectively.  Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees, are not matched by the employer and were limited to $5,500 in 2014 and 2013. The participating employers in the Liberty Plan reserve the right to change the matching contribution amounts at any time.

Participant and employer contributions, including both vested and unvested employer contributions, can be invested in any open investment option offered in the Liberty Plan, including the Brokeragelink option, as directed by the participant.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan provided that certain conditions are met.

Participant Accounts

Each participant's account is credited with (a) the participant's contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses, as determined by the Liberty Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Notes Receivable from Participants

Participants may borrow from their Liberty Plan accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance.  Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the last day of the month immediately preceding the month in which the loan was made plus 1%.  The interest rate for new loans is updated monthly on the first day of the following month for any changes to the prime rate that occur during any

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

given month.  Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer.  Loans are secured by the vested balance in the participant's account.  At December 31, 2014, outstanding loans had interest rates at 4.25% and maturity dates through December 2019.  Principal and interest are paid ratably through monthly payroll deductions or through the use of coupon books or automatic bank draft after termination of employment.

Forfeitures

Forfeitures of employer contributions (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce the participating employers' future matching contributions.  Forfeitures aggregated $521,000 and $292,000 during 2014 and 2013, respectively.  Forfeitures of $268,000 and $204,000 were used to pay Liberty Plan expenses during 2014 and 2013, respectively. Forfeitures of $320,000 were used to offset employer matching contributions during 2014. In addition, the Liberty Plan holds an immaterial amount in an unallocated account related to uncashed stale dated checks.  Unused forfeitures aggregated $239,000 and $306,000 at December 31, 2014 and 2013, respectively.

Investment Options

As of December 31, 2014, the Liberty Plan has various investment options including 19 mutual funds and eight common stocks (four of which are frozen to new investments).  The mutual funds include money market, bond, real estate, domestic and international stock funds, small to large cap funds, growth and value funds, and  six asset allocation funds based on target retirement dates.  In addition, the Liberty Plan offers a brokerage option, Brokeragelink, whereby participants can elect to invest in publicly traded investments and mutual funds not offered directly by the Liberty Plan.  A complete list of investment options can be found on Schedule II to these financial statements.  Liberty Plan participants may change investment options and contribution percentages on a daily basis.

Benefit Payments

Distributions from the Liberty Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment.  Distributions and other withdrawals are processed on a daily basis.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

Vesting

Participant contributions are always fully vested.  Participants vest in employer matching contributions, other than employer contributions transferred from other plans, as follows:

Vesting
Years of service	percentage
Less than 1	—%
1 year	33%
2 years	66%
3 years	100%

Employer matching contributions transferred from other plans to the Liberty Plan vest according to the terms specified in the transferor plans.

Plan Termination

Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA.  The Liberty Plan provides for full and immediate vesting of all participant accounts upon termination of the Liberty Plan.

Risks and Uncertainties

The Liberty Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

As of December 31, 2014, the Liberty Plan had concentrations of investments in Series A Liberty Common Stock, Series C Liberty Common Stock, Series A Liberty Interactive Common Stock, Series A Liberty Ventures Common Stock, Series A Starz Common Stock, Series A Liberty TripAdvisor Common Stock, Series A Liberty Broadband Common Stock and Series C Liberty Broadband Common Stock. As of December 31, 2013, the Liberty Plan had concentrations of investments in Series A Liberty Common Stock, Series A Liberty Interactive Common Stock, Series A Liberty Ventures Common Stock and Series A Starz Common Stock. Changes in the values of these investment securities could materially impact the net assets available for benefits due to these concentrations.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(2)Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Liberty Plan have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

Trust Fund Managed by Fidelity Management Trust Company ("Trustee")

Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund.  The Trustee may, at the direction of Liberty Plan participants, invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets.  Additionally, participants of the Liberty Plan are allowed to invest in non-employer securities.

Investments

Investments are reflected in the accompanying financial statements at fair value.  Fair value represents the closing prices at December 31, 2014 and 2013 for those securities having readily available market quotations.   Mutual funds are stated at fair value based on the net asset value of shares held at year-end as provided by the fund manager. The net asset value is used as a practical expedient to determine fair value.

The following closing market prices have been used to value the Liberty, Liberty Interactive, Liberty Ventures, Starz, Liberty TripAdvisor and Liberty Broadband common stocks:

	December 31,
	2014	2013
Series A Liberty Common Stock (a)(b)	$35.27	$38.65
Series C Liberty Common Stock (a)	35.03	—
Series A Liberty Interactive Common Stock (a)	29.42	29.35
Series A Liberty Ventures Common Stock (a)(b)	37.72	31.12
Series A Starz Common Stock (a)	29.70	29.24
Series A Liberty TripAdvisor Common Stock (a)	26.90	—
Series A Liberty Broadband Common Stock (a)	50.09	—
Series C Liberty Broadband Common Stock (a)	49.82	—

(a)	See Transactions Impacting Stock Funds note 4.
(b)	Price per share at December 31, 2013 retroactively adjusted to reflect the impact of the respective transactions described in note 4.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

Securities and investment transactions are accounted for on the trade date.  The cost basis of such shares distributed is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis. The net appreciation or depreciation in fair value of investments (net realized and unrealized gains or losses) is reflected in the accompanying statements of changes in net assets available for benefits and is determined as the difference between the market value at the beginning of the year (or date purchased during the year) and selling price or year‑end market value.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Defaulted participant loans are reclassified as a distribution based upon the terms of the Liberty Plan documents.

Distributions to Participants

Distributions requested by participants are recorded when paid.

Income Taxes

The IRS has determined and informed Liberty by a letter dated December 18, 2012 (the "IRS Determination Letter"), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").  Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification.  Although the Liberty Plan has been subsequently amended, the Liberty Plan administrator believes that the Liberty Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Liberty Plan administrator has analyzed the tax positions taken by the Liberty Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Liberty Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Liberty Plan administrator believes it is no longer subject to income tax examinations prior to 2011.

Therefore, the Liberty Plan administrator believes that the Liberty Plan is qualified and the related trust is tax-exempt as of December 31, 2014 and 2013.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

Plan Expenses

Any employer contribution amounts forfeited pursuant to the terms of the Liberty Plan may be used to pay Liberty Plan expenses, except that the fees charged by the Trustee for participant loans and qualified domestic relations orders are paid by the participant utilizing such feature. Any additional administrative expenses of the Liberty Plan are paid by Liberty.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Significant estimates include determination of fair value of investments.  Actual results could differ significantly from those estimates.

(3)Investments

Fair Value Measurements

U.S. generally accepted accounting principles establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

•	Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Liberty Plan has the ability to access.

•	Level 2

Inputs to the valuation methodology include:

o	quoted prices for similar assets or liabilities in active markets;
o	quoted prices for identical or similar assets or liabilities in inactive markets;
o	inputs other than quoted prices that are observable for the asset or liability;
o	inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

•	Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for participant benefits.  The following methods and assumptions were used to estimate the fair values:

Mutual funds and money market funds—The fair value of these investments is based on the net asset values of shares held at year-end and are classified as Level 1.

Common stock and other exchange traded equity securities—The fair value of these investments is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.

Brokeragelink account—This asset category represents a separate brokerage account that offers a wide range of investment opportunities including mutual funds and common stocks listed on major U.S. exchanges and fixed-income securities.  The fair value of common stocks and other exchange traded investments that are publicly traded is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.  The fair value of mutual funds is based on the net asset values of shares held at year-end and are classified as Level 1.  The fair value of fixed-income securities is based on observable market information and yields available on comparable securities of issuers with similar credit ratings and may include benchmarking, sector grouping and matrix pricing and are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2014 and 2013.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

The tables below present the fair value of assets by class measured at fair value on a recurring basis as of December 31, 2014 and 2013.

	Assets at Fair Value as of December 31, 2014
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$114,075	—	—	114,075
Mutual funds:
Large Cap Growth	11,015	—	—	11,015
Large Cap Value	17,807	—	—	17,807
Large Cap Blend	28,389	—	—	28,389
Mid Cap Blend	10,769	—	—	10,769
Small Cap Growth	16,142	—	—	16,142
Small Cap Value	11,704	—	—	11,704
Global Stock	18,697	—	—	18,697
Bond Funds	18,525	—	—	18,525
Money Market	14,673	—	—	14,673
Target Retirement Funds	56,792	—	—	56,792
Real Estate Fund	730	—	—	730
Brokeragelink accounts:
Equities and Highly Liquid Investments	12,791	—	—	12,791
Fixed Income	—	591	—	591
Total assets at fair value	$332,109	591	—	332,700

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

	Assets at Fair Value as of December 31, 2013
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$121,710	—	—	121,710
Mutual funds:
Large Cap Growth	9,550	—	—	9,550
Large Cap Value	15,760	—	—	15,760
Large Cap Blend	24,580	—	—	24,580
Mid Cap Blend	10,520	—	—	10,520
Small Cap Growth	16,839	—	—	16,839
Small Cap Value	11,999	—	—	11,999
Global Stock	19,760	—	—	19,760
Bond Funds	17,975	—	—	17,975
Money Market	15,673	—	—	15,673
Target Retirement Funds	52,551	—	—	52,551
Real Estate Fund	534	—	—	534
Brokeragelink accounts:
Equities and Highly Liquid Investments	10,135	—	—	10,135
Fixed Income	—	386	—	386
Total assets at fair value	$327,586	386	—	327,972

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  For the years ended December 31, 2014 and 2013, there were no transfers in or out of levels 1, 2, or 3.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

Other Investment Information

The fair value of individual investments that represent 5% or more of the Liberty Plan's net assets at December 31, 2014 and 2013 is as follows:

	2014	2013
Investment	amounts in thousands
Series A Liberty Common Stock	*	$60,647
Series C Liberty Common Stock	$25,078	*
Series A Liberty Interactive Common Stock	$33,862	$37,631
Baron Growth Institutional	*	$16,839
Dodge and Cox Stock Fund	$17,807	*
Fidelity Spartan 500 Index Institutional	$28,389	$24,580
Fidelity Freedom 2030 K Fund	$18,528	$17,877

*    Not held or not greater than 5% of the Liberty Plan's net assets as of the respective period.

During the years ended December 31, 2014 and 2013, the Liberty Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2014	2013
	amounts in thousands
Common stock	$5,554	43,446
Mutual funds	(2,281)	27,379
Brokeragelink accounts	616	532
	$3,889	71,357

(4)Transactions Impacting Common Stock

Spin-Off Transactions

Starz Spin-Off

On January 11, 2013, Liberty, renamed “Starz” at the time of the Spin-Off, spun-off its former wholly owned subsidiary, Liberty Media Corporation (the “ Starz Spin-Off”), which, at the time of the Starz Spin-Off, held all of the businesses, assets and liabilities of Starz not associated with Starz, LLC (with the exception of the Starz, LLC office building). LMCA and LMCB became the Liberty Media Corporation ticker symbols, and Starz ticker symbols STRZA and STRZB were created. The transaction was effected as a pro-rata dividend of shares of Liberty to the stockholders of Starz. Following the Spin-Off, Liberty Media Corporation and Starz operate as separate publicly traded companies, neither of which has any stock ownership, beneficial or otherwise, in the other. As discussed in note 1, Starz participated in the Liberty Plan through February 2, 2015. Effective January

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

1, 2015, Starz common stock is a frozen investment in the Liberty Plan, meaning that participants may not make any future investments in Starz common stock.

TripAdvisor Holdings Spin-Off

On August 27, 2014, Liberty Interactive Corporation completed the spin-off to holders of its Liberty Ventures common stock shares of its former wholly-owned subsidiary, Liberty TripAdvisor Holdings, Inc. (“TripAdvisor Holdings”) (the “TripAdvisor Holdings Spin-Off”). TripAdvisor Holdings is comprised of Liberty Interactive Corporation’s former less-than-wholly-owned consolidated subsidiary, TripAdvisor, Inc., as well as BuySeasons, Inc., Liberty Interactive Corporation’s former wholly-owned consolidated subsidiary, and corporate level net debt. The transaction was effected as a pro-rata dividend of shares of TripAdvisor Holdings to the stockholders of Series A and Series B Liberty Ventures common stock, including Series A Liberty Ventures common stock held by Liberty Plan participants. Following the completion of the TripAdvisor Holdings Spin-Off, Liberty Interactive Corporation and TripAdvisor Holdings operate as separate, publicly traded companies, and neither has any stock ownership, beneficial or otherwise, in the other. TripAdvisor Holdings common stock is a frozen investment in the Liberty Plan, meaning that participants may not make any future investments in TripAdvisor Holdings common stock.

Liberty Broadband Spin-Off

On November 4, 2014, Liberty completed the spin-off to its stockholders common stock of a newly formed company called Liberty Broadband Corporation ("Liberty Broadband") (the “Broadband Spin-Off”). Liberty Broadband is comprised of, among other things, (i) Liberty’s former interest in Charter Communications, Inc., accounted (ii) Liberty’s former wholly owned subsidiary TruePosition, Inc., (iii) Liberty’s former minority equity investment in Time Warner Cable, Inc., (iv) certain deferred tax liabilities, as well as liabilities related to Time Warner Cable, Inc. call options and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off.  In the Broadband Spin-Off, record holders of Liberty Series A, Series B and Series C common stock (including shares held by Liberty Plan participants) received one share of the corresponding series of Liberty Broadband common stock for every four shares of common stock held by them as of the record date for the Broadband Spin-Off, with cash paid in lieu of fractional shares. Liberty Broadband common stock is a frozen investment in the Liberty Plan, meaning that participants may not make any future investments in Liberty Broadband common stock.

TruePosition, Inc. participated in the Liberty Plan through December 31, 2014, at which time TruePosition, Inc. ceased to be a participating employer in the Liberty Plan.  As discussed in note 1, assets related to participants in the Liberty Plan who were employed by TruePosition, Inc. were transferred to the TruePosition 401(k) Savings Plan during February 2015.

Liquidation of Certain Stock Funds

Subsequent to December 31, 2014, and with regard to the Liberty Plan, the Liberty Plan’s administrative committee directed the Liberty Plan Trustee to sell all holdings in Series A Starz common stock, Series A

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

Liberty TripAdvisor common stock, Series A Liberty Broadband common stock and Series C Liberty Broadband common stock. Proceeds from the sale of these securities will be invested in the appropriate Fidelity Freedom Fund based on each participant’s birthdate.

Liberty Ventures 2-for-1 Stock Split

On February 27, 2014, Liberty Interactive Corporation's board approved a two for one stock split of Series A and Series B Liberty Ventures common stock, effected by means of a dividend. In the stock split, a dividend was paid on April 11, 2014 of one share of Series A or Series B Liberty Ventures common stock to holders of each share of Series A or Series B Liberty Ventures common stock, respectively, held by them as of 5:00 pm, New York City time, on April 4, 2014. The stock split also applied to shares of Series A Liberty Ventures common stock held by Liberty Plan participants.

Liberty Series C Common Stock Issuance

During 2014, Liberty’s board approved the issuance of shares of its Series C common stock to holders of its Series A and Series B common stock, effected by means of a dividend. On July 23, 2014, holders of Series A and Series B common stock as of 5:00 p.m., New York City, time on July 7, 2014, the record date for the dividend, received a dividend of two shares of Series C common stock for each share of Series A or Series B common stock held by them as of the record date. The issuance of Liberty’s Series C common stock also applied to shares of Liberty’s Series A common stock held by Liberty Plan participants.

During January 2015, the Liberty Plan Trustee sold all of the Liberty Media Series A common stock held by the Liberty Plan and purchased shares of Series C Liberty Media common stock. Effective January 1, 2015, Series A Liberty Media common stock is no longer offered under the Liberty Plan.

Reattribution of Liberty Interactive and Liberty Ventures Common Stock

On October 3, 2014, Liberty Interactive Corporation approved the change in attribution from the Interactive Group to the Ventures Group of its digital commerce companies, which are comprised of certain of Liberty Interactive Corporation’s wholly-owned subsidiaries that market and sell a wide variety of consumer products via the Internet, and cash. In exchange for the digital commerce companies and cash, Liberty Interactive Corporation's board declared a dividend to the holders of Series A and Series B Liberty Interactive common stock. In the dividend, Liberty Ventures common stock  was allocated, pro-rata, to the outstanding shares of Series A and Series B Liberty Interactive common stock (including shares held by Liberty Plan participants) at 5:00 p.m., New York City time, on October 13, 2014, the record date for the dividend, such that each holder of Liberty Interactive common stock received 0.14217 of a share of the corresponding series of Liberty Ventures common stock for each share of Liberty Interactive common stock held as of the record date, with cash paid in

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

lieu of fractional shares. The distribution date for the dividend was on October 20, 2014, and the Liberty Interactive common stock began trading ex-dividend on October 15, 2014.

Liberty Broadband Rights Offering

On December 10, 2014, Liberty Broadband stockholders received a subscription right to acquire one share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband Series A, B or C common stock they held as of December 4, 2014 (the rights record date) at a per share subscription price of $40.36.  For shares of Liberty Broadband common stock held by Liberty Plan participants on the record date, the Liberty Plan Trustee sold the Series C Liberty Broadband rights at market value and deposited the proceeds into the affected Liberty Plan participants’ account to be invested in the Liberty Plan’s qualified default investment alternative. The rights offering was fully subscribed on January 9, 2015.

(5)Related Party Transactions

Certain Liberty Plan investments are shares of mutual funds managed by the Trustee.  Therefore, these transactions qualify as party-in-interest.

As discussed in note 4, during the fourth quarter of 2014, Liberty Broadband initiated a subscription rights offering pursuant to which existing Liberty Broadband shareholders, including the Liberty Plan, received a subscription right to acquire one additional share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband Series A, B or C common stock they held as of December 4, 2014.  Because new investments in Series C Liberty Broadband common stock were not permitted under the terms of the Liberty Plan (see note 4), the Trustee sold the subscription rights held by those Liberty Plan participants' accounts at market value.  Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the sale of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  Liberty has requested a prohibited transaction individual exemption from the Department of Labor (the “DOL”), and Liberty expects that the DOL will issue that exemption.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule G, Part III - Schedule of Nonexempt Transactions

Year Ended December 31, 2014

Schedule I

Identity of party involved	Relationship to plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction
Liberty Broadband Corporation	Affiliate of party involved was a participating employer in the Liberty Plan	Rights Offering (1)	—	$ 438,313	NA	NA	—	—	$ 438,313

(1)

During the fourth quarter of 2014, Liberty Broadband initiated a subscription rights offering pursuant to which existing Liberty Broadband shareholders, including the Liberty Plan, received a subscription right to acquire one additional share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband Series A, B or C common stock they held as of December 4, 2014.  Because new investments in Series C Liberty Broadband common stock were not permitted under the terms of the Liberty Plan, the Trustee sold the subscription rights held by those Liberty Plan participants' accounts at market value.  Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the sale of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  Liberty has requested a prohibited transaction individual exemption from the Department of Labor (the “DOL”), and Liberty expects that the DOL will issue that exemption. See notes 4 and 5 in the accompanying financial statements.

See accompanying report of independent registered public accounting firm.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

Schedule II

		Description of investment	Current value at
	Identity of issue	including par value	December 31, 2014
			amounts in thousands
*	Liberty Common Stock	Series A common stock, par value $0.01 per share	$13,028
*	Liberty Common Stock	Series C common stock, par value $0.01 per share	25,078
*	Liberty Interactive Common Stock	Series A common stock, par value $0.01 per share	33,862
*	Liberty Ventures Common Stock	Series A common stock, par value $0.01 per share	11,352
*	Starz Common Stock	Series A common stock, par value $0.01 per share	13,559
*	Liberty TripAdvisor Holdings Common Stock	Series A common stock, par value $0.01 per share	3,554
*	Liberty Broadband Common Stock	Series A common stock, par value $0.01 per share	4,612
*	Liberty Broadband Common Stock	Series C common stock, par value $0.01 per share	9,030
	Allianz Global Investors Fund Management LLC	ALLIANZ GI NFJ Small-Cap Value Inst	11,704
	Artisan Funds Distributor, LLC	Artisan International Institutional	8,722
	BAMCO, Inc.	Baron Growth Institutional	16,142
	Capital Research and Management Company LLC	American Funds Growth Fund of America R6	11,015
	Dodge & Cox	Dodge & Cox Stock Fund	17,807
*	Fidelity Management & Research Company	Fidelity Low-Priced Stock K Fund	10,769
*	Fidelity Management & Research Company	Fidelity Spartan 500 Index Institutional	28,389
*	Fidelity Management & Research Company	Fidelity Spartan International Index Institutional	9,975
*	Fidelity Management & Research Company	Fidelity Treasury Only Money Market	14,673
	Metropolitan West Asset Management, LLC	Metropolitan West Total Return Bond Fund	9,157
	Pacific Investment Management Company LLC	PIMCO High Yield Institutional	6,676
	The Vanguard Group, Inc.	Vanguard Inflation - Protected Securities Admiral Shares	2,692
*	Fidelity Management & Research Company	Fidelity Freedom Income K Fund	1,887
*	Fidelity Management & Research Company	Fidelity Freedom 2010 K Fund	3,038
*	Fidelity Management & Research Company	Fidelity Freedom 2020 K Fund	15,298
*	Fidelity Management & Research Company	Fidelity Freedom 2030 K Fund	18,528
*	Fidelity Management & Research Company	Fidelity Freedom 2040 K Fund	13,734
*	Fidelity Management & Research Company	Fidelity Freedom 2050 K Fund	4,307
	Cohen & Steers Capital Management, Inc.	Cohen & Steers Institutional Global Realty	730
*	Fidelity Management & Research Company	Brokeragelink Accounts	13,382
*	Notes receivable from participants	Interest rates at 4.25% with maturity dates through December 2019	2,109
			$334,809

*    Indicates a party-in-interest.

Liberty Media Corporation is the plan sponsor. Liberty Media Corporation, all of its employees, the employees of any participating employer in the Liberty Plan, and certain other persons are parties-in-interest to the Liberty Plan (See note 1).

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed as a part of this Report -

23.1	Consent of KPMG LLP